ILLINOIS CENTRAL CORPORATION
                          TO BUY CCP HOLDINGS, INC.


     CHICAGO -- January 17, 1996 -- Illinois Central Corporation
(NYSE:IC), whose principal subsidiary is Illinois Central
Railroad, has entered into a definitive agreement to purchase all the stock of privately held CCP Holdings, Inc., for an enterprise value of $139 million plus approximately $18 million of capitalized lease obligations.

The principal subsidiaries of CCP Holdings are the Chicago, Central & Pacific Railroad and the Cedar River Railroad. These two railroads comprise a Class II freight system which operates 850 miles of road. CCP's main lines run west from Chicago across Illinois and Iowa.

For purposes of comparison, CCP's preliminary 1995 results include revenues of approximately $76 million with a 70 percent operating ratio (operating expense divided by revenues). Illinois Central's 1995 revenues are expected to be around $640 million with an operating ratio of less than 65 percent (actual results to be announced January 18). As previously disclosed, under IC's standalone growth plan (called Plan2000), IC's revenues have been projected to grow to $800 million by year-end 1999 with an operating ratio of less than 60 percent.


STRATEGIC OVERVIEW

Commenting on the proposed purchase, Illinois Central President and Chief Executive Officer E. Hunter Harrison said, "CCP will provide healthy accretion to earnings in the first full year of operation. Moreover, CCP is additive to IC's Plan2000. By year-end 1999 we believe CCP's own growth plus revenue synergies could be contributing an additional $85-90 million of annual revenue to IC's growth plan. For these reasons, we believe CCP represents an excellent investment opportunity for IC's shareholders.

"We have discussed publicly over the last few years our willingness to consider contiguous rail lines for potential joint venture opportunities and/or acquisition. The CCP represents an excellent fit for the IC, meeting our strategic, operating and financial objectives.

"Under the very able leadership since 1987 of Chairman Donald Wood and President and CEO Lyle Reed, CCP has been transformed into a financially solid, well-maintained, well-run property that has successfully expanded and diversified its customer base particularly with respect to its two major commodities, grain and coal. In many respects CCP's restructuring and turnaround parallels IC's own evolution of the last six years."

IC's Chairman Gilbert H. Lamphere added, "IC's Board of Directors is very excited about the opportunities this acquisition represents for our shareholders. IC as a stand-alone company with its own internal growth potential is itself a compelling story. CCP adds a high internal rate of return through both revenue and cost synergies, significantly enhancing earnings-per-share above our Plan2000 goals in every year.

"With IC's cost structure, operating innovativeness and financial discipline, IC has the wherewithal to go on the offensive in leveraging its strengths into new markets. I have said before and say again, I believe IC's senior management team is the best in the industry. This is a team that thinks 'outside the box.' They are one of IC's assets and even here we are consistently pursuing our goal to maximize the utilization of all assets. Leveraging the talent and proven capabilities of this senior management team over a larger entity is just one of the many good reasons the Board finds this acquisition compelling."

MARKET OPPORTUNITIES

CCP President and Chief Executive Officer Lyle D. Reed believes, "The combination will bring expanded opportunities for the CCP shippers and employees and preserve an independent originator of corn and soybeans in its service territory. The IC is a strong, well-run railroad with a diverse traffic mix, and I believe the addition of CCP is a good fit."

"The marketing opportunities of the combined IC/CCP system are exciting," said IC Senior Vice President Marketing and Sales Donald
H. Skelton. "IC is blessed with an exceptionally diverse and balanced commodity mix of traffic. While CCP is more heavily concentrated in two commodities, grain and coal, combining the two systems only slightly changes IC's traditionally diverse mix of commodities.

"For example, grain represents about 14 percent of IC's revenues and would represent about 17 percent of IC/CCP's revenues while providing regional diversification for the combined railroads. Iowa is the number one corn producing state, accounting for approximately 19 percent of total U.S. production. Illinois is the second largest corn state with about 17 percent of production. Coordinating operations offers Iowa shippers alternative singleline service to markets and ports served by the IC.

"We're bullish on the future of export grain in general and export corn in particular over the next several years. Worldwide grain stockpiles are at a 20-year low and will require several years to rebuild even if the worldwide harvest each year is consistently good. IC/CCP and its customers will be exceptionally well-positioned to benefit from this global trend.

"Moreover, IC's grain programs, including a unit-train, cycletime-management program and a car-auction program, which have been well-received by its own customers, have excellent potential application for CCP's customers as well. Our experience is that better delivery systems and good car management help our customers compete more effectively in their existing as well as potentially new markets. When they win, we win.

"Railroad consolidation west of the Mississippi is rapidly changing the transportation environment. The combination will preserve an independent competitor in the corn and bean market, offering CCP's farmers a railroad system with the size and market access to compete effectively in this changing landscape."

Added Skelton, "Another advantage I see is that many of CCP's larger customers are already IC customers which I believe will lead into some very natural synergies and expansion of our current business relationships. Plus, the single-line operation and IC's unsurpassed interchange capability to all major U.S. and Canadian railroads enhances industrial development potential along CCP's mainline.

"One of IC's winning strategies over the last several years has been its willingness and ability to treat other railroads as customers in marketing its services. Indeed, that is a continuing strategy in IC's Plan2000. While these relationships take time to nurture and develop, they represent potentially significant sources of revenue and can expand the effective reach of IC into markets we do not directly serve. In the IC/CCP combination, we will explore potential new strategic partnerships that could be developed over time."

OPERATING OPPORTUNITIES

Senior Vice President Operations John D. McPherson commented, "Our operating structures are compatible. Also, operating employees are represented by the same national unions.

"CCP management's steady investment in its track is reflected in a solid physical plant supporting a 40-m.p.h. operation. In fact, nearly all of CCP's track was recently re-ballasted. Track and equipment have been well-maintained and will require no extraordinary capital expenditure. Their total annual capital expenditures in a range of $5-6 million is quite reasonable."

McPherson noted, "On the cost side of the equation, IC's relative size provides economies of scale with respect to both operations and administration. Let me cite just a few examples.

"IC's car management system, in conjunction with running a disciplined schedule of operation, has reduced cycle times, significantly improving the availability of hoppers, boxcars and tank cars while reducing infrastructure and equipment costs for IC and its customers. This system will have favorable application in Iowa as well.

"Additionally, IC's fuel-efficient, lower-maintenance, highhorsepower locomotives are very well-suited to hauling heavy grain and coal trains efficiently and cost-effectively.

"IC's relative size also gives it superior purchasing power with respect to fuel and other major materials and supplies that will favorably impact CCP's unit cost structure. Plus IC's investments in state-of-the-art technologies reduce costs for labor and material, such as IC's track-maintenance equipment which will operate equally effectively on CCP's physical plant.

"Increasing economies of scale work to our benefit: we can lower CCP's unit costs while the organizational structure of the combined operation remains relatively flat and uncomplicated for customer responsiveness and market agility. In short, we believe we can operate the combined properties as efficiently as we operate IC today."


McPherson added, "The two companies share a common history. We look forward to closing this transaction and welcoming CCP back into the IC family." (See Historical Background.)

CAPITAL STRUCTURE

IC's Chief Financial Officer Dale W. Phillips noted that the transaction is expected to generate through purchase accounting $80 million to $90 million of Goodwill amortizable over 25 years. Phillips currently expects to finance the transaction with a $100 million public debt offering, with the balance coming from IC's commercial paper markets.

"We discussed this transaction with the rating agencies. The additional debt to be issued or covered by IC does not significantly change IC's capital structure, raising debt to capital from current levels of 45 percent to about 50 percent and slightly reducing interest coverage from a ratio of 8.6 to 8.1," said Phillips. "That is not a significant shift, given projected cash flows. Plus, we see opportunity for refinancing some of CCP's debt that can take advantage of IC's strong balance sheet and investment grade ratings."

Lamphere added, "The Board of Directors is prepared to supply capital to support growth. As with other projects the Board is currently considering, management's proposal to purchase CCP underwent a disciplined analysis with respect to its internal rate of return and impact on Plan2000 earnings-per-share. On the basis of these results, we strongly believe this acquisition will significantly contribute to shareholder value over the short, medium and long terms."

REGULATORY APPROVAL AND TIMELINE

The transaction will require Department of Transportation (DOT) approval. Given the relative size and the end-to-end configurations of the railroads, IC and CCP are highly confident of obtaining prompt regulatory approval. The purchase will not close until regulatory approval has been obtained which is expected to take less than six months following the filing of its application.


An approximate expected timeline of events follows:
* file purchase application with the DOT this month;
* close the transaction in the third quarter following regulatory approval;

* begin coordinated operations in fourth quarter 1996.
Thus, 1997 will be the first full year of coordinated operation.

IC and CCP will remain separate although their operations will be coordinated. Existing labor agreements on each property will remain in force. No decision has been made as to which facilities may be affected by the coordination of operations.

HISTORICAL BACKGROUND

Illinois Central Railroad today operates a 2,700-mile, Class I freight railroad from Chicago south to the Gulf of Mexico through Illinois, Kentucky, Tennessee, Mississippi, Louisiana and Alabama.

The Chicago, Central & Pacific Railroad operates a Class II freight railroad from Chicago west to Omaha, Nebraska, with connecting lines to Cedar Rapids and Sioux City, Iowa. The Cedar River Railroad runs north from Waterloo, Iowa, to Albert Lea, Minnesota.

CCP's main lines were constructed in the 1850's and 1860's and were incorporated into Illinois Central's system in 1867, becoming known as IC's Iowa Division. In December 1985 the lines were sold by IC's then-parent company for $75 million as part of a major downsizing. Since then both IC and CCP have gone through significant restructuring and have become financially successful railroads.

In 1989 Illinois Central changed ownership and management and today is the industry's acknowledged leader in operating efficiency. And, according to federal regulators, IC is the only Class I railroad consistently earning in excess of the industry's long-term cost of capital.

IC CONTACT: Ann G. Thoma, corporate relations, 312 755 7591. CCP
CONTACT: Lyle D. Reed, president and ceo, 319 236 9200.